Exhibit 8.1

SUBSIDIARIES OF KNOT OFFSHORE PARTNERS LP

Subsidiary	Jurisdiction of Formation
KNOT Offshore Partners UK LLC	Marshall Islands
KNOT Shuttle Tankers AS	Norway
KNOT Shuttle Tankers 12 AS	Norway
KNOT Shuttle Tankers 17 AS	Norway
KNOT Shuttle Tankers 18 AS	Norway
Knutsen Shuttle Tankers 13 AS	Norway
Knutsen Shuttle Tankers XII AS	Norway
Knutsen Shuttle Tankers XII KS	Norway